April 30, 2019

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Form AW - Request for Withdrawal

Innovator ETFs Trust

Post-Effective Amendment Nos. 194, 200

(Registration Statement File Nos. 333-146827, 811-22135)

Ladies and Gentlemen:

Pursuant to 477(a) of the Securities Act of 1933, as amended (the “1933 Act”), on behalf of Innovator S&P 500 Buffer ETF™ – _______, Innovator S&P 500 Power Buffer ETF™ – _______, Innovator S&P 500 Ultra Buffer ETF™ – _______, Innovator S&P 500 Buffer ETF™ – June, Innovator S&P 500 Power Buffer ETF™ – June and Innovator S&P 500 Ultra Buffer ETF™ – June (collectively the “Funds”), Innovator ETFs Trust (the “Trust”) submits this application for withdrawal of the Post-Effective Amendments set forth in the table below to the Trust’s Registration Statement on Form N-1A:

Fund Name	Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
Innovator S&P Buffer ETF™ – _______
Innovator S&P Power Buffer ETF™ – _______	194	February 12, 2019	485APOS	0001437749-19-002311
Innovator S&P Ultra Buffer ETF™ – _______
Innovator S&P Buffer ETF™ – June
Innovator S&P Power Buffer ETF™ – June	200	March 15, 2019	485APOS	0001437749-19-005048
Innovator S&P Ultra Buffer ETF™ – June

Post-Effective Amendments 194 and 200 were each filed for the purpose of registering the Funds as new series of the Trust. The Trust is filing this application for withdrawal because the Trust has determined not to continue with the establishments of the Funds as series of the Trust. No securities were sold in connection with Post-Effective Amendments 194 and 200. Based on the foregoing, the Trust believes that the withdrawal of Post-Effective Amendments 194 and 200 is consistent with the public interest and the protection of investors.

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Sincerely,

Innovator ETFs Trust

By:      /s/ H. Bruce Bond

            Bruce Bond

            President